                 INTEGRATED BUSINESS SYSTEMS AND SERVICES, INC.


                                      1997


                          ANNUAL REPORT TO SHAREHOLDERS














TABLE OF CONTENTS

--------------------------------------------------------------------------------

CORPORATE PROFILE............................................................   2
LETTER TO SHAREHOLDERS.......................................................   5
MANAGEMENT'S DISCUSSION AND ANALYSIS.........................................   6
REPORT OF INDEPENDENT ACCOUNTANTS............................................  12
FINANCIAL STATEMENTS.........................................................  13
CORPORATE INFORMATION / OFFICERS AND DIRECTORS...............................  30

CORPORATE PROFILE

THE COMPANY

         The Company is in the business of providing computer technology products and services to industrial manufacturers and on-line transaction processing businesses in the United States. The Company's principal business areas are: (1) installing, licensing and servicing software developed by the Company that helps manage the shop floor transactions of manufacturing facilities (the "FIS System") using the Company's software known as Synapse, which manages on-line computer transactions; (2) providing systems integration services to manufacturing companies; and (3) developing and marketing Synapse as part of its FIS System applications.

         The Company has three business units: (1) the FIS System; (2) Integration; and (3) Synapse.

FIS SYSTEM BUSINESS UNIT

         The FIS System business unit includes the design, development, installation and servicing of the FIS System. The FIS System provides on-line process management for manufacturing shop floors. The FIS System is designed to shorten the process time on order, manufacturing and shipping functions (in some cases from days to hours) and to provide management with the ability to forecast production needs minutes after receiving an order. The FIS System utilizes Synapse, the Company's on-line transaction processing configuration software tool which runs on the Unix operating system (refer to "Synapse Business Unit" below), to provide maximum configurability, maintainability and efficiency for clients' systems.

         The FIS System is based on a "bill of operations" concept and can be configured specifically to provide shop floor management for a particular manufacturing facility, in many cases without requiring the client to modify its manufacturing shop floor methodologies or procedures. As a result, most clients are likely to achieve a return on their computer technology investment more quickly than by using other manufacturing scheduling systems.

         As part of its FIS System projects, the Company provides clients with system customization and integration services as well as necessary computer hardware and software. The Company has installed Version 1.0 of the FIS System (which tracks inventory, work in process and finished goods) for two manufacturers in the knitted hosiery industry and one manufacturer in the plastic injection molding industry. The Company has installed Version 2.0 of the FIS System (which tracks customer orders through the shipping process) for one manufacturer in the knitted hosiery industry.

         Version 2.0 of the FIS System is comprised of the following core groups of modules:

         - ORDER MANAGEMENT - includes, for example, electronic data interchange ("EDI"), manual order processing and invoicing, managing credit and debit memos, royalty and commission tracking and interfacing to various client modules (e.g., shipping, scheduling and other vendor accounting systems)

         - INVENTORY MANAGEMENT - facilitates detailed inventory control from receiving through finished goods (including work in process, intermediate holding inventories, etc.)

         - MANUFACTURING EXECUTION MANAGEMENT ("MEM") - controls, for example, the process management schedulers and bills of operations data structure

         - SHIPPING MANAGEMENT - manages all aspects of shipping (including cartonizing, weighing, labeling, etc.) and interfacing with various EDI products

         Version 2.0 of the FIS System will also provide interfaces into various data collection device networks and system networks; shop floor machinery and equipment; general ledger and other accounting modules; time and attendance systems; purchasing systems; and EDI systems for receiving vendor ship notice manifests, generating vendor orders, receiving orders and sending ship notice manifests. The MEM module of Version 2.0 is scheduled to be completed during the third quarter of 1998.

         The FIS System has been designed specifically for the sophisticated order fulfillment requirements of apparel manufacturers, enabling them to better match product flow to actual customer demand, thereby enhancing revenue opportunities and reducing administrative and logistics costs. Based on industry data obtained by the Company, the Company estimates that there are approximately 3,200 plants in the US apparel manufacturing industry operated by companies meeting the Company's market criteria.

         The Company intends to license the FIS System rather than sell it. Within the US apparel manufacturing industry, the Company intends initially to market the FIS System to US hosiery manufacturers. In 1996, there were 334 companies in the hosiery business operating 440 plants in the US. Hosiery manufacturing facilities are concentrated mainly in the southeastern region of the US. A majority of US hosiery items are produced in North Carolina; other top producing states include Alabama, Tennessee, Georgia, Kentucky and South Carolina (source: National Association of Hosiery Manufacturers 1995-96 Annual Industry Report). Since 1994, the Company has provided FIS System hardware and software products and related integration and consulting services to five clients, two of which are hosiery manufacturers.

INTEGRATION BUSINESS UNIT

         The Integration business unit provides products and services to help integrate clients' on-line shop floor data collection equipment (e.g., bar coding equipment) with the clients' manufacturing software (e.g., inventory tracking software), which typically do not communicate without integration. The Company supplies clients with the necessary hardware and integration services or with integration services only.

         The market for systems integration services to manufacturing clients is large and diverse. The market can be segmented according to project size, relevant computer technology, industry and geographic location. The Company plans to market its integration-related products and services mostly to large manufacturing clients in the US that use Oracle manufacturing applications given the substantial numbers of such manufacturers. Oracle is one of the world's leading independent suppliers of software for information management. The Company also intends to focus its marketing efforts on those manufacturing clients that use Intermec bar coding equipment. The market for Intermec's products is extensive because automated data collection equipment can be utilized by a variety of companies. Intermec is one of the larger participants in this industry.

SYNAPSE BUSINESS UNIT

         The Synapse business unit focuses on developing, marketing, licensing and servicing Synapse to those organizations that need on-line transaction processing services software, including organizations in the financial transaction processing industry. Synapse is a software tool that is used to develop on-line transaction processing ("OLTP") applications. During 1997 and 1996, this business unit provided minimal revenue to the Company because the Synapse product was bridled with the FIS application revenue.

         Synapse-based OLTP applications are distinguishable from many other OLTP applications used today. Most other OLTP applications are rigidly structured with fixed file or database formats and hard-coded routing and processing techniques, making these software packages expensive to customize and maintain. Other current tools do offer some application development configuration capabilities but are still basic and make the configuration of complex transaction processing difficult.

         Synapse, by contrast, is intended to be adaptable and to provide facilities for the configuration of all aspects of complex OLTP applications. With Synapse, new applications or updates to existing applications, for example, can be installed and distributed on-line without the need to restart operating OLTP systems or interrupt transaction traffic. This capability is particularly important to providers of critical, around-the-clock OLTP services, such as on-line financial transaction (e.g., automated teller machine) providers.

         The Company is not currently marketing Synapse as a stand-alone product; rather, the Company markets Synapse as part of its FIS System applications that are licensed to clients as a package (the Company does not separately license Synapse). As a result, the Synapse business unit does not currently face direct competition.

Dear Fellow Shareholder:

Thank you for your interest in Integrated Business Systems and Services, Inc.
(IBSS). Our company provides innovative computer technology products and services to manufacturers and the transaction processing industry.

A computer firm is only as good as its people. Since our incorporation in 1990, IBSS has continued to combine the talents of highly-skilled professionals with extensive experience in financial transactions and manufacturing operations.

IBSS develops leading edge computer solutions. Our company has rapidly gained a reputation for solving technology problems that other firms have given up on. We have succeeded by combining unique software tools with cutting edge data collection hardware to bring the power of knowledge to the manufacturing shop floor. Our success is reflected in our company's rapid growth.

Our growth has been encouraged by our productive relationships win our customers, which include Americal Corporation, Bridgestone/Firestone, Computer Science Corporation, Consolidated Diesel Company (Cummins), Coty Cosmetics, Georgia Pacific, MCI Corporation, Motorola, NCR, and Westinghouse Nuclear Fuel Division.

Computer solutions designed by IBSS bring the power of knowledge to manufacturing operations. As we approach the new millennium, companies that know the most will be able to compete the best. IBSS will grow and prosper as companies learn about our unique products and services that bring innovation to the shop floor and beyond.

Thanks again for your interest and consideration.


                                           Harry P. Langley
                                           President and Chief Executive Officer

                                           May 20, 1998

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the Financial Statements and the related Notes thereto included elsewhere in this Annual Report.

FINANCIAL OPERATIONS SUMMARY

         The following table summarizes the financial statements of the Company for each of the four years ended December 31, 1997, 1996, 1995 and 1994.


                                                YEAR ENDED      YEAR ENDED      YEAR ENDED      YEAR ENDED
                                                DECEMBER 31,    DECEMBER 31,    DECEMBER 31,    DECEMBER 31,
                                                   1997            1996            1995            1994
                                                 (AUDITED)       (AUDITED)       (AUDITED)      (UNAUDITED)
                                                ------------    ------------    ------------    ------------
INCOME STATEMENT DATA
Sales                                            1,821,816       2,357,939       2,202,869       1,212,754
Cost of Sales                                      893,397       1,045,500       1,160,639         562,899
Gross Profit                                       928,419       1,312,439       1,042,230         649,855
Research and Development Expenses                  332,139         362,983         292,850         160,253
Sales and Marketing Expenses                       331,328         207,460         173,768         101,512
General and Administrative Expenses              1,010,653         995,261         691,235         356,717
(including interest expense)
Total Expenses                                   1,674,120       1,565,704       1,157,853         618,482
Operating Income (Loss)                           (745,701)       (253,265)       (115,623)         31,373
Income (Loss) Before Income Taxes                 (745,701)       (253,265)       (115,623)         31,373
Income Taxes                                             0               0               0               0
Net Income (Loss)                                 (745,701)       (253,265)       (115,623)         31,373
Basic and Diluted Earnings (Loss) Per Share          (0.16)          (0.07)          (0.03)           0.01


                                                AS AT DEC 31,  AS AT DEC. 31,  AS AT DEC. 31,  AS AT DEC. 31,
                                                    1997           1996            1995            1994
                                                  (AUDITED)      (AUDITED)       (AUDITED)      (UNAUDITED)
                                                -------------  --------------  --------------  --------------
BALANCE SHEET DATA
Working Capital                                    (156,566)       (956,920)       (792,332)      (534,185)
Property, Plant and Equipment                       115,559         156,447         149,548        100,607
Capitalized Software Costs                          207,642          50,950          71,353         91,756
Other Assets                                          3,318           3,218           2,154          2,054
Total Assets                                        707,483         528,928         620,220        412,771
Long Term Liabilities                                78,000         114,000               0              0
Shareholders' Equity (Deficiency)
    Dollar amount                                    91,953        (860,305)       (569,277)      (339,768)
    Number of shares issued
      and outstanding (1)                         7,987,763       3,600,000       3,600,000             (2)

---------------

(1) All share numbers in the table retroactively reflect the Company's stock split, which occurred on March 5, 1997. As of April 30, 1998, the Company had 8,088,563 shares issued and outstanding, of which 3,600,000 constituted performance shares that will be released from escrow at the rate of one share for each $0.91 of cumulative cash flow generated by the Company from its operations.

(2) 4,530,000 Class A common shares (retroactively adjusted for the stock split of the Company's shares discussed in note (1) above) and 250 Class B common shares.

RESULTS OF OPERATIONS

    YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

         Revenues. Total revenues decreased $536,123 (approximately 23%) from $2,357,939 in 1996 to $1,821,816 in 1997. This decrease was primarily attributable to a 22% decrease in revenues in the FIS System business unit due to the increased emphasis in the FIS System business unit on research and development activities, as well as no revenue being generated by the Synapse business unit during 1997, as compared to $80,500 in 1996. In addition, in 1996, the Company received payment of $123,844 for services rendered during 1994 and 1995, the collection of which the Company did not view to be realizable until 1996. This decrease was partially offset due to a 7% increase in revenues in the Integration business due to increased sales.

         Cost of Sales. Cost of Sales decreased $152,103 (approximately 15%) from $1,045,500 in 1996 to $893,397 in 1997. This decrease was primarily attributable to the Company having one less designer employee in 1997 than in 1996, the Company having less direct project expenses due to less travel to client sites and a decrease in hardware costs as a result of less sales of hardware. The cost of sales as a percentage of total revenues was 44% and 49% for 1996 and 1997, respectively.

         Accordingly, the gross margin for 1996 and 1997 was 56% and 51%, respectively.

         Research and Development Costs. Research and development costs decreased $30,844 (approximately 8%) from $362,983 in 1996 to $332,139 in 1997.
During 1997, the Company shifted from research and development efforts to completion of Version 2.0 of the FIS System. Research and development costs represented approximately 15% and 18% of total revenues for 1996 and 1997, respectively. It is expected that Version 2.0 of the FIS System will be available for general release during the third quarter of 1998.

         General and Administrative. General and administrative expenses, including interest expense, increased $15,392 (approximately 2%) from $995,261 in 1996 to $1,010,653 in 1997. This increase was primarily attributable to the cost of the Company's new in-house counsel and a $37,361 increase in interest expense primarily due to the convertible notes issued by the Company in March 1997 and the note payable executed by the Company in favor of a significant vendor in March 1997. During August and September 1997, the Company attempted to reduce certain expenses. See "Liquidity and Capital Resources" below. General and administrative expenses represented approximately 42% and 55% of total revenues for 1996 and 1997, respectively.

         Sales and Marketing. Sales and marketing expenses increased $123,868 (approximately 60%) from $207,460 in 1996 to $331,328 in 1997. This increase was primarily attributable to a write-off of prepaid commissions in the amount of $74,312 in September and $67,261 in October as a result of the departure of the Company's sales and marketing director, the departure of a sales representative, and an increase in marketing salaries as a result of the hiring of a new sales representative in April 1997. This increase was slightly offset by a decrease in commissions earned by the Company's sales representatives because of a decrease in FIS System sales and a decrease in marketing travel. Sales and marketing expenses represented approximately 9% and 18% of total revenues for 1996 and 1997, respectively.

         YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

         Revenue. Total revenues increased by $155,070 (approximately 7%) from $2,202,869 in 1995 to $2,357,939 in 1996. This increase was primarily attributable to an approximately 139% increase in revenue in the Company's FIS System business unit. As previously discussed, included in this increase in revenue for the FIS System business unit was a payment of $123,844 for services previously rendered. This increase was offset partially by an approximately 18% decrease in revenues in the Company's integration business and an approximately 86% decrease in the Company's Synapse business unit, which was due to the winding down of the large project relating to the financial transaction processing industry. As a result of the decrease in the integration business, revenues from hardware sales decreased approximately 40% in 1996 from 1995.

         Cost of Sales. Cost of sales decreased $115,139 from $1,160,639 in 1995 to $1,045,500 in 1996 or approximately 10%. This decrease was primarily attributable to a decrease in hardware costs as a result of the purchase of less hardware in the integration business. This decrease was partially offset by an increase in labor costs primarily resulting from the hiring of project managers. The cost of sales as a percentage of total revenues was 53% and 44% for 1995 and 1996, respectively. Accordingly, the gross margin for 1995 and 1996 was 47% and 56%, respectively.

         Research and Development Costs. Research and development costs increased $70,133 (approximately 24%) from $292,850 in 1995 to $362,983 in 1996.
This increase was primarily attributable to a substantial increase in the research and development activities relating to the FIS System, which was partially offset by the winding down of the large project relating to the financial transaction processing industry. Research and development costs represented approximately 13% and 15% of total revenues for 1995 and 1996, respectively.

         General and Administrative. General and administrative expenses, including interest expense, increased $304,026 (approximately 44%) from $691,235 in 1995 to $995,261 in 1996. This increase was primarily attributable to moving the owners' compensation almost entirely from corporate draws to salary as permitted by Subchapter S of the US Internal Revenue Code which resulted in an increase to salary expense of $236,605; an increase of $42,627 or approximately 64% in the rent expense due to the full year effect of the Company leasing additional space in its building beginning in 1995; and the payment of $16,453 in interest relating to a loan in the principal amount of $180,000 obtained by the Company in February 1996. General and administrative expenses represented approximately 31% and 42% of total revenues for 1995 and 1996, respectively.

         Sales and Marketing. Sales and marketing expenses increased $33,692 (approximately 19%) from $173,768 in 1995 to $207,460 in 1996. This increase was due primarily to an increase in sales commissions because of increased commissioned sales and increased marketing travel. Sales and marketing expenses represented approximately 8% and 9% of total revenues for 1995 and 1996, respectively.

LIQUIDITY AND CAPITAL RESOURCES

         Since its inception the Company has primarily attempted to finance its operations through revenues from operations, including funded research and development revenues, and occasional short term loans from the Company's principals or their acquaintances. The Company, however, has had a net loss every year of its existence except 1994, in which year it had net income of $31,373; therefore, the Company's operations have led to a growing working capital deficit and a decrease in shareholders' equity. Accordingly, the Company has had liquidity problems from time to time. As of December 31, 1994, 1995, 1996 and 1997, the shareholders' equity (deficit) of the Company was $(339,768), $(569,277), $(860,305) and $91,953, respectively. As of December 31, 1994, 1995,
1996 and 1997, the Company's working capital deficit was $534,185, $792,232, $956,920 and $156,566, respectively.

         In December 1995, the Company entered into a factoring arrangement that is currently being administered as a short term borrowing arrangement collateralized by accounts receivable, which generally permits borrowings of up to 75% of accounts receivable. In February 1996, the Company entered into a loan for $180,000 collateralized by substantially all of the assets of the Company. This loan is being repaid in sixty equal monthly installments.

         The Company also issued two convertible promissory notes in March 1997 in the principal amount of approximately $190,000 to two investors, and, in March 1997, executed a promissory note to a significant vendor of the Company in the amount of approximately $320,000 in connection with various payments owed to this vendor.

         On June 3, 1997, the Company sold 1,300,000 shares of Common Stock at a price of $0.50 (Cdn.) per share for gross proceeds to the Company, after payment of a commission to Wolverton Securities Ltd. ("Wolverton"), of approximately $420,000. After deducting offering costs of approximately $100,000 the net proceeds to the Company from that offering were approximately $320,000.

         In the fourth quarter of 1996, the Company made a strategic decision to concentrate on completing its research and development relating to the FIS System Version 2.0, and initiating the sales and marketing efforts relating thereto. Accordingly, during the period this research and development continues, the Company expects a reduction in revenues and an increase in research and development costs and sales and marketing expenses.

         During 1996, the Company capitalized $177,095 principally relating to the development of Version 2.0 of the FIS System.

         During August and September 1997, the Company reduced its expenses by approximately $350,000 per year as a result of the elimination of one programmer position (effective August 12); the elimination of the in-house counsel position (effective September 15); the departure of the Company's sales and marketing director, whose duties will be performed by the President and other personnel (effective September 19); and a reduction in the salaries of several executives and administrative personnel (effective September 1). This reduction, which primarily related to administrative overhead, should not disrupt the current sales process, continuing revenue generation or research and development. In addition, in October 1997, the Company's sales representative who primarily focused on integration sales left the Company. As a result of this departure, the Company wrote off in October 1997, $67,261 in prepaid commissions.

         On November 26, 1997, the Company consummated an initial public offering of its common stock. In this initial public offering, the Company sold 2,500,000 shares of Common Stock at a price of $1.00 (Cdn.) per share for gross proceeds to the Company, after payment of Wolverton's commission, of $1,586,966. After deducting offering costs of $367,692, the net proceeds to the Company from that offering were $1,219,274. The Company used a portion of these proceeds to repay the promissory note to a significant vendor of the Company in the amount of approximately $320,000 discussed above.

         In addition, in connection with the consummation of the initial public offering, one of the convertible notes issued by the Company in March 1997 in the principal amount of $116,700 was converted into shares of Common Stock. The other convertible note in the principal amount of $70,532 plus approximately $5,100 in interest was repaid by the Company with a portion of the proceeds from the initial public offering.

         On April 24, 1998, the Company issued 100,000 shares of Common Stock at a price of $1.00 (Cdn.) per share pursuant to the exercise by Wolverton of 100,000 of the Warrants. The gross proceeds to the Company from the exercise of such Warrants was $69,411.

         The Company leases its principal facilities under a noncancellable operating lease expiring in October 1999. The lease is subject to annual adjustments for facility operating costs in excess of an established base year. The minimum annual commitment for rent under this lease is approximately $120,000. Rent expense under this lease in 1997 and 1996 was approximately $134,000 and $123,000, respectively.

         The Company expects that the proceeds from its initial public offering along with revenues generated from operations will be adequate to meet the Company's projected working capital and other cash requirements for at least the next 12 months, which is the period the Company believes will be required to implement and achieve its business objectives. Management intends, however, to closely follow the Company's progress and to reduce expenses if the Company's strategies outlined herein do not result in sufficient revenues within a reasonable period. Any such reduction will involve scaling back, delaying or postponing those development activities that are not essential to the Company achieving its stated objectives. In any event, the working capital deficit will continue to grow unless and until revenues increase sufficiently to meet expenditure levels.

PROPOSED PRIVATE PLACEMENT

         As it is likely that the Company will require additional financing in the future, the Company continues to evaluate additional means of financing, including additional debt or equity financing. In this connection, on April 22, 1998, the Company executed a letter of intent with Crescent Capital Advisors, Inc. ("Crescent") in contemplation of a proposed private placement (the "Private Placement") of five-year convertible notes (the "Notes") in the aggregate principal amount of up to $500,000 and two-year stock purchase warrants (the "Crescent Warrants") entitling the holders to purchase approximately 1.08 shares of Common Stock for each $1.00 outstanding principal amount under the Notes (up to an aggregate of 541,667 shares of Common Stock.) The Notes, the Crescent Warrants and the Common Stock issuable upon conversion of the Notes and the exercise of the Crescent Warrants are expected to be issued pursuant to exemptions from the registration requirements of federal and state securities laws. Consequently, the transfer of such securities will be substantially limited during the first two years following their issuance. As proposed, the Notes will carry an annual interest rate of 12% and will be convertible at the option of the holder at any time after their issuance into shares of Common Stock at conversion rates ranging from $0.923 during the first year of the Notes up to $1.623 during the fifth year of the Notes. The closing of the proposed Private Placement is subject to various conditions, including negotiation of definitive offering and purchase documentation, favorable completion of due diligence by Crescent, receipt by the Company and Crescent of applicable third-party consents and satisfaction of applicable regulatory requirements. There can be no assurance that the conditions for the Private Placement will be met or that the Private Placement will otherwise be completed as currently contemplated by the Company and Crescent. If the Company is not successful in increasing its revenues or in securing additional financing, such as that proposed pursuant to the Private Placement, the Company could be forced to delay or eliminate some of its product development and/or sales and marketing initiatives which would have an adverse impact upon the Company's business, results of operations and prospects.

 THE YEAR 2000

         It is possible that the Company's currently installed computer systems, software products or other business systems, or those of the Company's vendors, working either alone or in conjunction with other software or systems, will not accept input of, store, manipulate or output dates in the years 1999, 2000 or thereafter without error or interruption (commonly known as the "Year 2000" problem). The Company has conducted a review of its business systems, including its computer systems, and is querying its vendors as to their progress in identifying and addressing problems that their computer systems may face in correctly processing date information as the year 2000 approaches and is reached. However, there can be no assurance that the Company will identify all such Year 2000 problems in its computer systems or those of its vendors or resellers in advance of their occurrence or that the Company will be able to successfully remedy any problems that are discovered. The expenses of the Company's efforts to identify and address such problems, or the expenses or liabilities to which the Company may become subject as a result of such problems, could have a material adverse effect on the Company's business, financial condition and results of operations. Maintenance or modification costs will be expensed as incurred, while the costs of any new software will be capitalized over the software's useful life.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

         Certain of the statements contained in this Annual Report to Shareholders that are not historical facts are forward-looking statements that are subject to the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The reader of this report should understand that the important factors set forth below, in addition to those discussed elsewhere in this document, could affect the future results of the Company and could cause those results to differ materially from those expressed or implied in such forward-looking statements. Although the Company's management believes that their expectations of future performance are based on reasonable assumptions within the bounds of their knowledge of their business and operations, there can be no assurance that actual results will not differ materially from their expectations. Factors which could cause actual results to differ from expectations include, among other things, the Company's limited operating history; the risks associated with start-up companies, including start-up losses, liquidity problems, uncertainty of revenues, markets and profitability; the Company's need for additional financing to implement its strategies and achieve its objectives; increased competition from competitors that are more established, and have greater market recognition and substantially greater technical, financial and marketing resources than those of the Company; the Company's ability to attract new clients, license additional products and deliver product enhancements and services to existing clients; the Company's lack of substantial experience in marketing and selling its products; the risks associated with rapidly changing technologies upon which the Company depends which require the Company to anticipate and adapt to technological shifts; the risks of the possible loss of any one of the Company's largest clients or the diminution in work from these clients; the Company's dependence on on key personnel and the challenges of attracting additional qualified employees; the risks associated with the possible termination of one or more of the Company's various reseller agreements; the Company's exposure to the potential loss of certain of the protections of its intellectual property rights; the possible delays associated with the long sales approval process of the Company's clients; the Company's exposure to product liability risks; the possible negative effects of changes in government regulation and changes in the regulatory or market environments in the apparel industries; the possible negative effects of the failure of the Company and/or the third parties with which it does business to adequately address computer systems operational problems resulting from the advent of the year 2000; and other factors described in this report and in other reports filed by the Company with the SEC.

REPORT OF INDEPENDENT ACCOUNTANTS






To the Board of Directors
Integrated Business Systems and Services, Inc.

We have audited the accompanying balance sheets of Integrated Business Systems and Services, Inc. as of December 31, 1997 and 1996, and the related statements of operations, changes in shareholders' equity (deficiency) and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of Integrated Business Systems and Services, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Integrated Business Systems and Services, Inc. as of December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.



SCOTT, HOLLOWAY AND MCELVEEN, L. L. P.

Columbia, South Carolina
March 16, 1998, except footnote 17, which is dated as of April 24, 1998

                 INTEGRATED BUSINESS SYSTEMS AND SERVICES, INC.
                                 BALANCE SHEETS
                                  DECEMBER 31,


                                                                            1997             1996
                                                                        -----------       ----------
ASSETS
Current assets:
   Cash and cash equivalents                                            $    84,649       $   15,625
   Accounts receivable                                                      240,523          158,374
   Inventory                                                                  3,962           12,804
   Prepaid commissions                                                       37,410          124,362
   Other prepaid expenses                                                    14,420            7,148
                                                                        -----------       ----------

Total current assets                                                        380,964          318,313
Capitalized software costs, net (Note 3)                                    207,642           50,950
Property and equipment, net (Note 4)                                        115,559          156,447
Other assets                                                                  3,318            3,218
                                                                        -----------       ----------

Total assets                                                            $   707,483       $  528,928
                                                                        ===========       ==========

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)
Current liabilities:
    Note payable (Note 5)                                               $    92,295       $       --
    Related party payable (Note 12)                                              --           36,055
    Long-term debt, current portion (Note 7)                                 36,000           42,000
    Accounts payable                                                        174,667          429,936
    Accrued liabilities:
      Accrued compensation and benefits                                      68,151          148,566
      Accrued payroll taxes                                                  13,700          198,563
      Other                                                                  44,914           99,313
    Deferred revenue (Note 6)                                               107,803          320,800
                                                                        -----------       ----------

Total current liabilities                                                   537,530        1,275,233
Long-term debt, net of current portion (Note 7)                              78,000          114,000
                                                                        -----------       ----------
Total liabilities                                                           615,530        1,389,233
                                                                        -----------       ----------

Commitments and contingencies                                                    --               --

Shareholders' equity (deficiency) (Note 8):
   Class A common shares, voting, no par value, 100,000,000 shares authorized, 7,987,763 and 3,600,000 shares outstanding at
      December 31, 1997 and 1996, respectively                            1,700,959            3,000
   Class B common shares, nonvoting, par value $1 per share, 500
      shares authorized, 0 shares outstanding in 1997 and 1996                   --               --
   Accumulated deficit                                                   (1,609,006)        (863,305)
                                                                        -----------       ----------
Total shareholders' equity (deficiency)                                      91,953         (860,305)
                                                                        -----------       ----------

Total liabilities and shareholders' equity (deficiency)                 $   707,483       $  528,928
                                                                        ===========       ==========


   The accompanying notes are an integral part of these financial statements.

                 INTEGRATED BUSINESS SYSTEMS AND SERVICES, INC.
                            STATEMENTS OF OPERATIONS
                        FOR THE YEARS ENDED DECEMBER 31,


                                              1997             1996             1995
                                           ----------       ----------       ----------
REVENUES
Funded development and other services      $1,216,559       $1,639,680       $1,323,105
Hardware sales                                351,646          479,297          791,479
Software licensing                             51,660          122,400               --
Maintenance                                   201,951          116,562           88,285
                                           ----------       ----------       ----------

Total revenues                              1,821,816        2,357,939        2,202,869
                                           ----------       ----------       ----------

OPERATING EXPENSES
Cost of revenues                              893,397        1,045,500        1,160,639
Research and development costs                332,139          362,983          292,850
General and administrative                    917,237          939,206          662,306
Sales and marketing                           331,328          207,460          173,768
                                           ----------       ----------       ----------

         Total operating expenses           2,474,101        2,555,149        2,289,563
                                           ----------       ----------       ----------

         Loss from operations                (652,285)        (197,210)         (86,694)

Interest expense                               93,416           56,055           28,929
                                           ----------       ----------       ----------

         Net Loss                          $ (745,701)      $ (253,265)      $ (115,623)
                                           ==========       ==========       ==========

Earnings (loss) per share:

          Basic and diluted                $    (0.16)      $    (0.07)      $    (0.03)
                                           ==========       ==========       ==========


   The accompanying notes are an integral part of these financial statements.

                 INTEGRATED BUSINESS SYSTEMS AND SERVICES, INC.
           STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)
                        FOR THE YEARS ENDED DECEMBER 31,


                                                 Number of        Class A      Number of    Class B
                                                  Class A          Share        Class B      Share      Additional
                                                   Shares         Carrying       Shares    Carrying      Paid-in
                                                Outstanding         Value     Outstanding    Value       Capital
                                                -----------      ----------   -----------  --------     ----------
Balance, December 31, 1994                       4,530,000       $    3,775        250       $ 250       $ 3,475
Shareholders' distributions                             --               --         --          --            --
Cancellation of common shares, net (Note 8)       (930,000)            (775)      (250)       (250)       (3,475)
Net loss                                                --               --         --          --            --
                                                 ---------       ----------       ----       -----       -------

Balance, December 31, 1995                       3,600,000            3,000         --          --            --
Shareholders' distributions                             --               --         --          --            --
Net loss                                                --               --         --          --            --
                                                 ---------       ----------       ----       -----       -------

Balance, December 31, 1996                       3,600,000            3,000         --          --            --
Sale of common shares (Note 8)                   4,387,763        1,664,959         --          --            --
Shareholder' contribution (Note 8)                      --           33,000         --          --            --
Net loss                                                --               --         --          --            --
                                                 ---------       ----------       ----       -----       -------

Balance, December 31, 1997                       7,987,763       $1,700,959         --       $  --       $    --
                                                 =========       ==========       ====       =====       =======


                                                                      Total
                                                 Accumulated      Shareholders'
                                                   Deficit         Deficiency
                                                 -----------      -------------
Balance, December 31, 1994                       $  (347,268)      $ (339,768)
Shareholders' distributions                         (109,386)        (109,386)
Cancellation of common shares, net (Note 8)               --           (4,500)
Net loss                                            (115,623)        (115,623)
                                                 -----------       ----------

Balance, December 31, 1995                          (572,277)        (569,277)
Shareholders' distributions                          (37,763)         (37,763)
Net loss                                            (253,265)        (253,265)
                                                 -----------       ----------

Balance, December 31, 1996                          (863,305)        (860,305)
Sale of common shares (Note 8)                            --        1,664,959
Shareholders' contribution (Note 8)                       --           33,000
Net loss                                            (745,701)        (745,701)
                                                 -----------       ----------

Balance, December 31, 1997                       $(1,609,006)      $   91,953
                                                 ===========       ==========


   The accompanying notes are an integral part of these financial statements.

                 INTEGRATED BUSINESS SYSTEMS AND SERVICES, INC.
                            STATEMENTS OF CASH FLOWS
                        FOR THE YEARS ENDED DECEMBER 31,


                                                                1997             1996            1995
                                                            -----------       ---------       ---------
OPERATING ACTIVITIES
Net loss                                                    $  (745,701)      $(253,265)      $(115,623)
Adjustments to reconcile net loss to cash
used by operating activities:
   Depreciation                                                  48,335          43,137          34,856
   Amortization of software costs                                20,403          20,403          20,403
   Loss on sale of equipment                                         --             828              --
   Write off of prepaid commissions                             141,573              --              --
   Decrease (increase) in:
     Accounts receivable                                        (82,149)         78,366        (123,838)
     Inventory                                                    8,842         (10,101)         26,816
     Prepaid commissions                                        (54,621)        (19,650)        (39,905)
     Prepaid expenses and other assets                           (7,372)         (5,589)         (2,723)
  Increase (decrease) in:
     Book overdraft                                                  --              --          (3,440)
     Accounts payable                                          (255,269)        148,344         (45,333)
     Accrued expenses                                          (319,677)       (124,807)        306,638
     Deferred revenue                                          (212,997)         40,476         171,637
     Payable to a related party                                  (3,055)         12,251         (14,772)
                                                            -----------       ---------       ---------
Cash (used) provided by operating activities                 (1,461,688)        (69,607)        214,716
                                                            -----------       ---------       ---------

INVESTING ACTIVITIES
Purchases of property and equipment, net                         (7,447)        (50,864)        (72,669)
Capitalized internal software development costs                (177,095)             --              --
                                                            -----------       ---------       ---------
Cash used by investing activities                              (184,542)        (50,864)        (72,669)
                                                            -----------       ---------       ---------

FINANCING ACTIVITIES
Proceeds from (payments on) notes payable, net                   92,295         (32,528)        (10,878)
Proceeds from long-term debt                                         --         180,000          50,979
Payments on long-term debt                                      (42,000)        (24,000)        (17,876)
Sale of common shares                                         1,545,259              --              --
Proceeds from issuance of convertible promissory notes          190,232              --              --
Repayment on convertible promissory notes                       (70,532)             --              --
Payments to reacquire stock                                          --              --          (4,500)
Shareholder distributions                                            --         (37,763)       (109,385)
                                                            -----------       ---------       ---------
Cash provided (used) by financing activities                  1,715,254          85,709         (91,660)
                                                            -----------       ---------       ---------

Net increase (decrease) in cash                                  69,024         (34,762)         50,387
Cash and cash equivalents at beginning of period                 15,625          50,387              --
                                                            -----------       ---------       ---------
Cash and cash equivalents at end of period                  $    84,649       $  15,625       $  50,387
                                                            ===========       =========       =========

   The accompanying notes are an integral part of these financial statements.

                 INTEGRATED BUSINESS SYSTEMS AND SERVICES, INC.
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)


NOTE 1.  COMPANY BACKGROUND AND SIGNIFICANT RISKS:

         All financial information presented in these financial statements is expressed in U.S. dollars. The Canadian exchange rates to one U.S. dollar at December 31, 1997 and 1996, are $1.4313 and $1.3705, respectively.

         Integrated Business Systems and Services, Inc. ("IBSS") is in the business of providing computer technology products and services to industrial manufacturers and on-line transaction businesses primarily in the United States. IBSS' principal business areas are: (1) installing, licensing and servicing a system developed by IBSS that helps manage the shop floor transactions of manufacturing facilities (the "FIS System") using IBSS' software Synapse, which manages on-line computer transactions; (2) providing systems integration services to manufacturing companies; and (3) developing and marketing Synapse to on-line financial transaction processing businesses.

         IBSS has incurred net losses of approximately $745,000 and $253,000 for the years ended December 31, 1997 and 1996, respectively. The continuing losses have adversely affected the liquidity of IBSS. At December 31, 1997, IBSS has an accumulated deficit of approximately $1,600,000 and negative working capital of approximately $157,000, which includes deferred revenue of approximately $108,000.

         A major customer funded a portion of the development of Synapse and has received a paid-up license to the programs and development work for use in the financial market. This funding represents a significant amount of IBSS' revenue to date. Since the end of fiscal 1994, funding from this customer has significantly decreased as most deliverables have been met.

         Another major customer funded a portion of the development of FIS and has received a paid-up license to the programs and development work for use in the hosiery market. This customer represents a significant amount of IBSS' revenue to date. As of December 31, 1997, this customer continues to partially fund development of FIS 2.0.

         IBSS' primary efforts are now directed to the development of a market for its FIS 2.0 software and integration services. Like other companies at this stage of development, it is subject to numerous risks, including the uncertainty of its chosen market, its ability to develop its markets and its ability to finance operations and other risks.

NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

         RECONCILIATION OF UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) TO CANADIAN GAAP - The accompanying financial statements are expressed in United States dollars and stated in accordance with United States GAAP (U.S. GAAP). Differences between U.S. GAAP and Canadian GAAP that have a significant effect on the accompanying financial statements are as follows:

       (1) Under Canadian GAAP, all financing and investing activities should be presented in the statement of cash flows, including those not involving cash. Under U.S. GAAP, only cash transactions are permitted to be reported in the statement of cash flows and noncash transactions are required to be separately disclosed. The effect of noncash differences is described in Note 13.

                 INTEGRATED BUSINESS SYSTEMS AND SERVICES, INC.
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)


NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

         Reconciliation of United States Generally Accepted Accounting Principles (GAAP) to Canadian GAAP (Continued)

         (2) Under Canadian GAAP, research costs generally must be expensed when incurred. Development costs are required to be capitalized, to the extent that recovery can reasonably be regarded as assured, if they meet all of the following criteria:

                  - The product or process is clearly defined and costs related thereto can be identified.

                  - Technical feasibility of the product or process has been established.

                  - Management has the intention to produce and market or use the product or process.

                  - The market for the product or process is clearly defined or its usefulness to the entity has been established.

                  Under U. S. GAAP, all costs of research and development (R&D) activities are expensed when incurred, including the costs of physical assets. Any costs incurred to establish technological feasibility of a computer software product are considered R&D and are charged to operations as incurred. In general, once technological feasibility has been achieved, costs of producing the product master are capitalized. Capitalization stops when the product is available for general release.

         CASH AND CASH EQUIVALENTS - IBSS considers all highly liquid investments with a maturity of three months or less at date of acquisition to be cash equivalents.

         INVENTORIES - Inventories, consisting primarily of computer parts, are stated at the lower of cost (determined on first-in, first-out basis) or market. IBSS periodically reviews its inventories for potential slow-moving or obsolete items and reduces specific items to net realizable value as appropriate.

         PREPAID COMMISSIONS - Included in prepaid expenses are commission advances to several sales representatives. These commissions are advances against future anticipated sales and are to be used to cover commissions owed against future sales. Commissions for IBSS' sales representatives average approximately 8.75%. Upon employee termination, IBSS may not have the ability to collect the commission advances from the terminated employee, and therefore, charges such unreimbursed advances to sales and marketing expenses.

         In October 1997, two sales representatives, who primarily focused on integration sales, left employment of IBSS. As a result of this departure, IBSS wrote off approximately $142,000 of prepaid commissions in October 1997.

         REVENUE RECOGNITION - IBSS' revenues are generated primarily by licensing to customers standardized manufacturing software systems and providing integration services, automation and administrative support and information services to the manufacturing industry. IBSS recognizes revenues related to software licenses and software maintenance in compliance with the American Institute of Certified Public Accountants Statement of Position No. 91-1, "Software Revenue Recognition."

                 INTEGRATED BUSINESS SYSTEMS AND SERVICES, INC.
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)


NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

         Software systems are licensed under the terms of substantially standard nonexclusive and nontransferable license agreements, which generally provide for an initial license charge and a monthly license charge. The initial license charge, which grants a right to use the software system currently available at the time the license is signed, is recognized as revenue upon delivery of the product and receipt of a signed contractual obligation, if collectibility is probable and no significant vendor obligations remain. The monthly license charge provides access to Services Availability, Maintenance, and Enhancements ("SAME"). Services availability allows customers access to professional services, other than maintenance and enhancements, which are provided under separate arrangements during the SAME term. Under the maintenance provisions of SAME, IBSS provides telephone support and error correction to current versions of licensed systems. Under the enhancement provisions of SAME, IBSS will provide any addition or modifications to the licensed systems, which IBSS may deliver from time to time to licensees of those systems if and when they become generally available. The monthly license charge is recognized as revenue on a monthly basis throughout the term of the SAME provision of the license agreement.

         IBSS provides professional support services, including systems implementation and integration assistance, consulting and educational services, which are available under service agreements and charged for separately. These services are generally provided under time and material contracts and revenue is recognized as the services are provided. In some circumstances, services are provided under fixed price arrangements in which revenue is recognized on the basis of the estimated percentage of completion of service provided using the cost-to-cost method.

         Revisions in estimates of costs to complete and losses, if any, are reflected in operations in the period in which facts requiring those revisions become known.

         From time to time IBSS enters into certain funded development arrangements. Although these arrangements are varied, IBSS principally will undertake custom development of a product or enhancement and typically retain all marketing rights and title to such development. Funded development arrangements are generally provided for under fixed price agreements and in some circumstances on a time and material basis. If a separate licensing fee is included in the customer funding, the licensing fee is unbundled from the funded development funding and is recognized as described above. IBSS recognizes revenue on the same basis as professional support services; however, where technological feasibility has already been established, IBSS will capitalize the portion of development costs which exceed customer funding provided under the funded development arrangement.

         RESEARCH AND DEVELOPMENT - Research and development costs consist of expenditures incurred during the course of planned search and investigation aimed at discovery of new knowledge which will be useful in developing new products or processes, or significantly enhancing existing products or production processes, and the implementation of such through design, testing of product alternatives or construction of working models. Such costs are charged to operations as incurred.

         PROPERTY AND EQUIPMENT - Property and equipment, including certain support software acquired for internal use, are stated at cost less accumulated depreciation and amortization. Property and equipment are depreciated on a straight-line basis over their estimated useful lives, ranging from five to seven years. Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred. Upon

                 INTEGRATED BUSINESS SYSTEMS AND SERVICES, INC.
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)


NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

retirement or sale, the cost of the disposed asset and the related accumulated depreciation are removed from the accounts, and any resulting gain or loss is credited or charged to income.

         SOFTWARE DEVELOPMENT COSTS - Under the provisions of Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," issued by the Financial Accounting Standards Board, certain costs incurred in the internal development of computer software which is to be licensed to customers are capitalized. Amortization of capitalized software costs is provided upon commercial release of the products at the greater of the amount using (i) the ratio that current gross revenues for a product bear to the total of current and anticipated future gross revenues of that product or (ii) the straight-line method over the remaining estimated economic life of the product including the period being reported on. IBSS generally amortizes capitalized software costs on a straight-line basis over five years.

         Costs that are capitalized as part of internally developed software primarily include direct and indirect costs associated with payroll, computer time and allocable depreciation and other direct allocable costs, among others. All costs incurred prior to the establishment of technological feasibility, which IBSS defines as establishment of a detail design, have been expensed as research and development costs during the periods in which they were incurred. Once technological feasibility has been achieved, costs of producing the product master are capitalized. Capitalization stops when the product is available for general release. The amount by which unamortized software costs exceeds the net realizable value, if any, is recognized in the period it is determined. IBSS evaluates the net realizable value of capitalized computer software costs and intangible assets on an ongoing basis relying on a number of factors, including operating results, business plans, budgets and economic projections.

         STOCK-BASED COMPENSATION - Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. IBSS has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market prices of IBSS stock at the date of the grant over the amount an employee must pay to acquire the stock.

         INCOME TAXES - Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in future periods based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

         Prior to April 18, 1997, IBSS' shareholders had elected for IBSS to have the income tax treatment provided by Subchapter S of the United States Internal Revenue Code. Pursuant to Subchapter S, IBSS' income passed through to the individual shareholders and IBSS was not required to pay any federal or state income taxes. (See Note 11.)

                 INTEGRATED BUSINESS SYSTEMS AND SERVICES, INC.
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)


NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

         USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

         FAIR VALUE OF FINANCIAL INSTRUMENTS - The carrying amounts of cash, accounts receivable, accounts payable, and accrued liabilities approximate fair value due to the short-term maturities of these assets and liabilities. The interest rates on substantially all borrowings are adjusted regularly to reflect current market rates. Accordingly, the carrying amounts of short-term and long-term borrowings approximate fair value.

         CONCENTRATIONS OF CREDIT RISK - Financial instruments, which potentially subject IBSS to concentrations of credit risk, consists principally of accounts receivable and cash in banks.

         Management believes that all accounts receivable are realizable. IBSS performs ongoing credit evaluations on certain of its customers' financial condition, but generally does not require collateral to support customer receivables. IBSS places its cash and cash equivalents with high credit quality entities and limits the amount of credit exposure with any one entity.

         MAJOR CUSTOMERS - Customers comprising 10% or greater of IBSS' total revenues are summarized as follows:


         1997                             1996                          1995
---------------------------     -------------------------     ------------------------
    Americal - 29%                   Americal - 22%                   EMS - 18%
   Coty, Inc. - 13%                 Coty, Inc. - 10%
    Motorola - 11%                      NCR - 12%
   Healthdyne - 11%

         FOREIGN CURRENCY TRANSACTION - Transaction gains and losses are included in the results of operations of the period in which they occur. Liabilities are translated utilizing year-end exchange rates. Transaction losses for the year ended December 31, 1997 were not material.

         EARNINGS PER SHARE - Effective December 31, 1997, IBSS adopted Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share," which supersedes Accounting Principles Board Opinion No. 15, "Earnings per Share," and establishes new standards for computing earnings per share. SFAS No. 128 requires the presentation of basic and diluted earnings per share in place of primary and fully diluted earnings per share. At December 31, 1997, all prior periods were restated to reflect the new basic and diluted earnings per share amounts required by SFAS No. 128.

     ASSET IMPAIRMENT - In March 1995, the Financial Accounting Standards Board ("FASB") issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which IBSS adopted as of January 1, 1996. The statement requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully

                 INTEGRATED BUSINESS SYSTEMS AND SERVICES, INC.
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)


NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

recoverable. Because IBSS' accounting policies provide for similar accounting treatment, the effect of the adoption had no material impact on IBSS' financial position or results of operations.

         NEW PRONOUNCEMENTS - In October 1997, the Accounting Standards Executive Committee issued Statement of Position ("SOP") 97-2 on software revenue recognition that supersedes SOP 91-1. Significant portions of SOP 97-2 will be effective in 1998 for IBSS. Management does not believe that the adoption of SOP 97-2 will have a material impact on IBSS' financial position or results of operations.

         In June 1997, FASB issued SFAS No. 130, "Reporting Comprehensive Income," which will require adoption no later than 1998. This new statement defines comprehensive income as "all changes in equity during a period, with the exception of stock issuances and dividends." The new pronouncement establishes standards for the reporting and display of comprehensive income and its components in the financial statements.

         In June 1997, FASB also issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which will require adoption no later than 1998. SFAS No. 131 requires companies to define and report financial and descriptive information about their operating segments. It also establishes standards for related disclosures about products and services, geographic areas, and major customers.

         IBSS is presently evaluating the applicability of SFAS Nos. 130 and 131 to its operations.

NOTE 3.  CAPITALIZED SOFTWARE COSTS:

         Capitalized software costs consist of the following at December 31,:


                                       1997           1996
                                     --------       --------
Internally developed software        $279,109       $102,014

Less accumulated amortization         (71,467)       (51,064)


                                     --------       --------
Capitalized software costs, net      $207,642       $ 50,950
                                     ========       ========

         IBSS has determined that no write-down of capitalized software costs is necessary for the reporting periods included in these financial statements.

                 INTEGRATED BUSINESS SYSTEMS AND SERVICES, INC.
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)


NOTE 4.  PROPERTY AND EQUIPMENT:

Property and equipment consists of the following at December 31,:


                                     1997          1996
                                   --------      --------
Furniture and fixtures             $ 25,096      $ 24,249
Office and other equipment           31,292        30,498
Computer software                     8,024         6,821
Computer equipment                  209,671       205,202
                                   --------      --------
                                    274,083       266,770
Less accumulated depreciation       158,524       110,323
                                   --------      --------
Property and equipment, net        $115,559      $156,447
                                   ========      ========

NOTE 5.  NOTE PAYABLE:

         Factoring Arrangement - In 1995, IBSS established an agreement with Liberty Finance Company, Inc. for short-term borrowing. Under the terms of the agreement, IBSS may borrow funds based on a specified percentage of accounts receivable. Borrowings are collateralized by accounts receivable balances. In addition, all borrowings are guaranteed by IBSS' three principal shareholders. Borrowings bear interest at the prime rate plus 3%. IBSS must also pay a monthly administrative fee equal to 1.25% of the gross original invoice amount for all accounts receivable presented to the lender. At December 31, 1997 and 1996, the outstanding balance under this agreement was approximately $92,000 and $0, respectively. Administrative fees paid under this agreement for the years ended December 31, 1997, 1996 and 1995, were approximately $17,000, $12,000 and $0, respectively, and are included in interest expense.

NOTE 6.  DEFERRED REVENUE:

         Revenues from several major customers for funded development are recognized using the percentage of completion method as work is performed. IBSS had negative working capital, which includes deferred revenue as follows, at December 31,:


                                1997          1996
                              --------      --------
Negative working capital      $156,566      $956,920
                              ========      ========
Deferred revenue              $107,803      $320,800
                              ========      ========

                 INTEGRATED BUSINESS SYSTEMS AND SERVICES, INC.
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)


NOTE 7.  LONG-TERM DEBT:

Long-term debt consists of the following at December 31,:

                                                                                  1997           1996
                                                                              --------       --------
Note payable to Carolina Capital Investment Corporation ("CCIC")
   bearing interest at 11.25%, maturing February 2001,
   for working capital                                                        $114,000       $156,000

Less current portion                                                           (36,000)       (42,000)
                                                                              --------       --------

                                                                              $ 78,000       $114,000
                                                                              ========       ========

The note payable to CCIC is collateralized by substantially all of the assets of IBSS and the residence of a principal shareholder of IBSS, and guaranteed by the three principals of IBSS.

The maturities of long-term debt as of December 31, 1997 are as follows:


Year ended December 31, 1998      $ 36,000
Year ended December 31, 1999        36,000
Year ended December 31, 2000        36,000
Year ended December 31, 2001         6,000
                                  --------
                                  $114,000
                                  ========

       Management believes that the most restrictive covenant of the loan agreement with CCIC is the restriction of IBSS raising additional capital through either debt or equity arrangements, without prior written consent from CCIC.

NOTE 8.  SHAREHOLDERS' EQUITY:

         Stock Cancellation - On May 12, 1995, IBSS received and cancelled 2,130,000 shares of its Class A stock, and received 250 shares of its Class B stock from the two principals of the Company. Contemporaneously with the cancellation of the common shares, IBSS issued 1,200,000 shares of Class A stock to a third principal.

         Stock Split - On January 28, 1997, IBSS' Board of Directors approved a motion to increase and modify IBSS' authorized shares of common stock from 1,000 at $1 par to 100,000,000 no par value and cancelled the Class B common shares. On March 5, 1997, IBSS' Board of Directors and its shareholders authorized a split of the IBSS outstanding shares by the issuance of 5,999 additional shares of IBSS common stock for each one share presently outstanding. For comparative purposes all common stock share information presented in these financial statements have been restated to reflect the current share structure.

         Private Offering - In June 1997, IBSS sold 1,300,000 common shares without par value, in the capital of IBSS at a price of $0.50 (in Canadian funds) per share. Deferred costs and commissions in the approximate amounts of $103,000 and $47,000, respectively, have been netted out of the proceeds of the private offering.

                 INTEGRATED BUSINESS SYSTEMS AND SERVICES, INC.
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)


NOTE 8.  SHAREHOLDERS' EQUITY (CONTINUED):

         Initial Public Offering - On November 26, 1997, IBSS issued 3,087,763 shares of common stock in connection with an initial public offering in British Columbia, Canada as follows: (a) 2,500,000 shares issued in the public offering;
(b) 150,000 shares issued as a corporate finance fee to Wolverton Securities Ltd.; and (c) 437,763 shares issued in connection with IBSS' outstanding convertible notes. Upon the consummation of this offering, IBSS' shares were approved for listing and began trading on the Vancouver Stock Exchange.

         Warrants - In consideration for Wolverton agreeing to purchase any shares not sold at the conclusion of IBSS's initial public offering, IBSS granted Wolverton and two of its designees warrants to purchase 486,000, 10,000 and 4,000 commons shares, respectively, of IBSS at any time up to November 27, 1999, at a price of $1.00 (Canadian) per share if exercised in the first year and at a price of $1.15 (Canadian) per share if exercised thereafter.

         In addition, in connection with the consummation of the public offering, one of the convertible notes issued by IBSS in March 1997, in the principal amount of approximately $117,000, was converted into shares of common stock. The other convertible note in the principal amount of approximately $70,500 plus approximately $5,100 in interest was repaid by IBSS with a portion of the proceeds from the initial public offering.

         As a requirement of the British Columbia Securities Commission, the total common shares of management (3,600,000) were held pursuant to the terms of an escrow agreement, as performance shares ("Escrowed Shares").

         The performance shares may be released from escrow, on a pro-rata basis, based upon the cumulative cash flow of IBSS, as evidenced by annual audited financial statements. "Cash flow" is defined to mean net income or loss before tax, adjusted for certain add-backs. For each $0.91 of cumulative cash flow generated by IBSS from its operations, one performance share may be released from escrow.

         IBSS expects that the release of the Escrowed Shares to officers, directors, employees and consultants of IBSS will be deemed compensatory and, accordingly, will result in a substantial non-cash charge to reportable earnings, which would equal the fair market value of such shares on the date of release. Such charge could substantially increase IBSS' loss or reduce or eliminate IBSS' net income, if any, for financial reporting purposes for the period(s) during which such shares are, or become probable of being, released from escrow. Such charge may have a depressive effect on the market price of IBSS securities.

         Preferred Stock - IBSS' authorized shares of preferred stock may be issued in one or more series, and the Board of Directors is authorized, without further action by the shareholders, to designate the rights, preferences, limitations and restrictions of and upon shares of each series, including dividend, voting, redemption and conversion rights. The Board of Directors also may designate par value, preferences in liquidation and the numbers of shares constituting any series.

                 INTEGRATED BUSINESS SYSTEMS AND SERVICES, INC.
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)


NOTE 9.  EARNINGS PER SHARE:

         The following table shows a reconciliation of the numerators and denominators used in calculating basic and diluted earnings (loss) per share:

                                                           1997             1996             1995
                                                        ----------       ----------       ----------
NUMERATOR:
   Numerator for basic and diluted earnings (loss)
     per share:  income (loss) from continuing
     operations                                         $ (745,701)      $ (253,265)      $ (115,623)
                                                        ----------       ----------       ----------
DENOMINATOR:
   Weighted average common shares - basic and
      diluted calculation                                4,615,647        3,600,000        3,948,844
                                                        ----------       ----------       ----------

Basic and diluted earnings (loss) per share             $    (0.16)      $    (0.07)      $    (0.03)
                                                        ==========       ==========       ==========

         Warrants to purchase 500,000 shares of common stock at $1 (Canadian) per share and employee stock options to purchase 251,160 shares of common stock at $1 (Canadian) per share were outstanding during 1997. The warrants and options were not included in the computation of diluted earnings per share because the warrants and options are antidilutive when included in the computation due to IBSS's net loss.

NOTE 10. EMPLOYEE BENEFITS:

         Retirement Plan - IBSS maintains a 401(k) retirement plan, which is managed by an outside trustee. All employees are eligible to participate. IBSS has not contributed to the 401(k) plan.

         Stock Option Plan - IBSS' Board of Directors has adopted a stock option plan (the "Option Plan"). The effective date of the Option Plan was April 29, 1997. Options normally extend for 5 years and under committee policy become exercisable in installments of 25 percent per year commencing six months from the date of grant or over a period determined by the committee. Management considers all granted options as of December 31, 1997 to be noncompensatory.

         The maximum number of common shares of IBSS reserved for issuance under the Option Plan, including options currently outstanding, will not exceed 960,000. The number of common shares reserved for issuance to any one person cannot exceed 5% of the number of issued and outstanding common shares, and no person is entitled to receive in any one year grants regarding more than 50,000 shares.

Information with respect to options granted under the Stock Option Plan is as follows:

                                                        Price per share
                                       Stock Options   (Canadian Dollars)
                                       -------------   ------------------
Outstanding at January 1, 1997                 --               --
Granted during the year                   289,160            $   1
Exercised during the year                      --               --
Expired or cancelled during the year       38,000                1
                                          -------            -----
Outstanding at December 31, 1997          251,160            $   1
                                          -------            -----

Exercisable at end of year                     --               --
                                          =======            =====

                 INTEGRATED BUSINESS SYSTEMS AND SERVICES, INC.
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)


NOTE 11.  INCOME TAXES:

The components of the provision for income taxes for the year ended December 31, 1997 is summarized as follows:

                                          1997
                                      -----------
Currently payable:
         Federal                      $        --
         State                                 --
                                      -----------
                                               --
                                      -----------

Change in deferred income taxes:
         Federal                               --
         State                                 --
                                      -----------
                                               --
                                      -----------

Income tax benefit                    $        --
                                      ===========

A summary of IBSS's deferred income tax accounts as of December 31, 1997 follows:


                                 1997
                              ---------
Deferred tax assets           $ 252,249
Deferred tax liabilities        (86,708)
Valuation allowance            (165,541)
                              ---------
Total                         $      --
                              =========

The principal sources of temporary differences and the related tax effects are as follows:

                                                             December 31, 1997
                                                             -----------------
Decrease in deferred revenue                                     $  40,965
Increase in net operating loss carryforward                        205,849
Increase in capitalized software                                   (78,904)
Other                                                               (2,369)
                                                                 ---------

Temporary differences attributable to continuing operations        165,541

Change in valuation allowance                                     (165,541)
                                                                 ---------

         Change in deferred income taxes                         $      --
                                                                 =========

         Prior to April 19, 1997, the Company was a Subchapter S corporation, and as such it was not subject to federal or state income taxes. Effective April 18, 1997, the Company voluntarily revoked its Subchapter S status. Therefore, beginning April 19, 1997 the Company is subject to the regular Subchapter C income tax rules. For the period April 19, 1997 to December 31, 1997 the Company had a net operating loss of approximately $542,000. This loss will be available to offset future taxable income and will expire in 2012.

NOTE 12. RELATED PARTY TRANSACTIONS:

         Included in related party payable at December 31, 1996, are demand notes payable to the three principal holders of IBSS' securities. The notes bear interest of 18% with interest payable monthly. Effective as of August 29, 1997, three principal holders of IBSS' securities agreed to convert $33,000 of demand notes into contributed capital.

                 INTEGRATED BUSINESS SYSTEMS AND SERVICES, INC.
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)



NOTE 13. SUPPLEMENTAL CASH FLOW INFORMATION:

During the years presented below, interest paid amounted to:


                     1997          1996         1995
                   --------      --------      -------
Interest paid      $104,716      $ 57,584      $11,187
                   ========      ========      =======

The following table summarizes non-cash investing and financing activities:


                                                                 1997        1996       1995
                                                               --------      ----      -------
Transfer of inventory to property and equipment                $     --      $ --      $11,126
                                                               ========      ====      =======

Conversion of note into contributed capital (See Note 12)      $ 33,000      $ --      $    --
                                                               ========      ====      =======

Conversion of convertible notes into capital (See Note 8)      $119,700      $ --      $    --
                                                               ========      ====      =======

NOTE 14. COMMITMENTS AND CONTINGENCIES:

         Operating Lease Commitments - IBSS leases its principal facilities under a noncancellable operating lease expiring in October 1999. The lease is subject to annual adjustments for facility operating costs in excess of an established base year.

Rent expense was approximately as follows at December 31,:


                    1997          1996         1995
                  --------      --------      -------
Rent expense      $142,000      $140,000      $90,000
                  ========      ========      =======

         Future minimum rental payments for operating leases, excluding operating cost adjustments, with initial or remaining terms of one year or more consisted of the following at December 31, 1997:


Year ended December 31, 1998      $117,286
Year ended December 31, 1999        97,738
                                  --------

                                  $215,024
                                  ========

         Employment Contracts - IBSS has employment agreements with its executive officers and many of its employees. These agreements, which have been revised from time to time, provide for minimum salary levels, adjusted annually for cost-of-living changes, as well as for incentive bonuses which are payable if specified management goals are attained. The aggregate commitment for future salaries at December 31, 1997, excluding bonuses, is approximately $185,000.

                 INTEGRATED BUSINESS SYSTEMS AND SERVICES, INC.
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)


NOTE 15. SIGNIFICANT RISKS AND UNCERTAINTIES:

         IBSS' operating results and financial condition can be impacted by a number of factors, including but not limited to the following, any of which could cause actual results to vary materially from current and historical results or IBSS' anticipated future results.

         Currently, IBSS' business is focused principally within the manufacturing and hosiery industry. Significant changes in the regulatory or market environment of these industries could impact demand for IBSS' software products and services. Additionally, there is increasing competition for IBSS' products and services, and there can be no assurance that IBSS' current products and services will remain competitive, or that IBSS' development efforts will produce products with the cost and performance characteristics necessary to remain competitive. Furthermore, the market for IBSS' products and services is characterized by rapid changes in technology. IBSS' success will depend on the level of market acceptance of IBSS' products, technologies and enhancements, and its ability to introduce such products, technologies and enhancements to the market on a timely and cost effective basis, and maintain a labor force sufficiently skilled to compete in the current environment.

         The timing and amount of IBSS' revenues are subject to a number of factors, including, but not limited to, the timing of customers' decisions to enter into large license agreements with IBSS, which make estimation of operating results prior to the end of a year extremely uncertain. Additionally, while management believes that IBSS' financing needs for the foreseeable future will be satisfied from cash flows from operations and IBSS' currently existing credit facilities and sales of common stock, unforeseen events or adverse economic or business trends may significantly increase cash demands beyond those currently anticipated or affect IBSS' ability to generate/raise cash to satisfy financing needs.

         As discussed in Note 2, the preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Amounts affected by these estimates include, but are not limited to, the estimated useful lives, related amortization expense and carrying values of IBSS' intangible assets and capitalized software development costs. Changes in the status of certain matters or facts or circumstances underlying these estimates could result in material changes to these estimates, and actual results could differ from these estimates.

NOTE 16.  SEGMENTED INFORMATION:

         Management has determined that IBSS operates in one dominant industry segment which involves the supply of computer technology products and services. All of IBSS's operations, assets, and employees are located in the United States and their revenues are generated in the United States.

NOTE 17.  SUBSEQUENT EVENTS:

         Proposed Private Placement - On April 22, 1998, IBSS executed a letter of intent in contemplation of a proposed private placement of up to $500,000 principal amount of five-year convertible notes and two-year stock purchase warrants for the purchase of up to 541,667 shares of common stock.

         Stock Warrants Exercised - On April 24, 1998, Wolverton Securities Ltd. Exercised 100,000 of the 486,000 stock purchase warrants.

                 INTEGRATED BUSINESS SYSTEMS AND SERVICES, INC.
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

CORPORATE INFORMATION

DIRECTORS

Harry P. Langley
  President, Treasurer,Chief Executive Officer,
  Chief Financial Officer and Chairman of the Board
  Integrated Business Systems and Services, Inc.

George E. Mendenhall
  Executive Vice President and Vice President of Application Development
  Integrated Business Systems and Services, Inc.

Stuart E. Massey
   Vice President of Engineering and Secretary
   Integrated Business Systems and Services, Inc.

PRICE RANGE OF COMMON STOCK

         The Company's Common Stock, which was first sold to the public on November 26, 1997, is traded on the Vancouver Stock Exchange under the symbol "IBS." The following table presents the high and low sales prices per share (in Canadian dollars) for the Common Stock as reported on the Vancouver Stock Exchange.

QUARTER ENDED                          HIGH             LOW
December 31, 1997 (from 11/26/97)     $1.15            $1.00
March 31, 1998                         1.20             1.05

As of May 12, 1998, the Company had approximately 19 shareholders of record of Common Stock. Certain of these shareholders of record hold shares in nominee or street name for other beneficial owners.

DIVIDEND POLICY

The Company has never paid any cash dividends on its Common Stock and it is currently the intention of the Company not to pay cash dividends on its Common Stock in the foreseeable future. Management intends to retain its earnings to finance further growth and, when appropriate, retire existing debt. In addition, the Company's loan agreement with a lender retricts the payment of dividends by the Company without the prior written consent of the lender, which consent may be withheld in the sole discretion of the lender.


EXECUTIVE OFFICERS

Harry P. Langley
  President, Treasurer,Chief Executive Officer,
  Chief Financial Officer and Chairman of the
  Board

George E. Mendenhall
  Executive Vice President and Vice President of Application Development

Stuart E. Massey
  Vice President of Engineering and Secretary

Donald R. Futch
  Vice President of Operations

Stephen A. Sacko
  Vice President of Sales

EXECUTIVE OFFICES

Suite 128, 115 Atrium Way
Columbia, South Carolina 29223
(803) 736-5595
(803) 736-5639 (Fax)

TRANSFER AGENT

Pacific Corporate Trust Company
Suite 830, 625 Howe Street
Vancouver, British Columbia
V6C 3B8

INDEPENDENT ACCOUNTANTS

Scott, Holloway & McElveen, LLP
Columbia, South Carolina

LEGAL COUNSEL

Nexsen Pruet Jacobs & Pollard, LLP
Columbia, South Carolina

Catalyst Corporate Finance Lawyers
Vancouver, British Columbia